Exhibit 99.12

PRESS RELEASE

Nigeria: TotalEnergies Divests its Non-Operated Interest in the

Bonga Field

Paris, 29 May 2025 – TotalEnergies announces that its subsidiary TotalEnergies EP Nigeria (TEPNG) signed an agreement with Shell Nigeria Exploration and Production Company Ltd (SNEPCo) for the sale of its non-operated 12.5% interest in the OML118 Production Sharing Contract (PSC) for an amount of $ 510 million.

OML118 PSC is operated by SNEPCo (55%), in partnership with Esso Exploration and Production Nigeria (20%), TotalEnergies EP Nigeria (12.5%), and Nigerian Agip Exploration (12.5%). Located deep offshore at 120 km south of the Niger Delta in Nigeria, it contains the Bonga field, which started production in 2005, as well as the Bonga North field, the development of which started in 2024. Production from the OML 118 PSC, which is mainly oil, represents approximately 11,000 boe/d in Company share in 2024.

Completion of the transaction is subject to customary conditions, including regulatory approvals.

"TotalEnergies continues to actively high-grade its Upstream portfolio, to focus on assets with low technical costs and low emissions, and to lower its cash breakeven" said Nicolas Terraz, President Exploration & Production at TotalEnergies. “In Nigeria, the Company is focusing on its operated gas and offshore oil assets and is currently progressing the development of Ubeta project, designed to sustain gas supply to Nigeria LNG.”

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About TotalEnergies in Nigeria

TotalEnergies has been present in Nigeria for more than 60 years and employs today more than 1,800 people across different business segments. Nigeria is one of the main contributing countries to TotalEnergies’ hydrocarbon production with 209,000 boe/d produced in 2024. TotalEnergies also operates an extensive distribution network which includes about 540 service stations in the country. In all its operations, TotalEnergies is particularly attentive to the socio-economic development of the country and is committed to working with local communities.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).